

VTEX ENERGY, INC.

May 4, 2005

H. Roger Schall, Assistant Director
James Murphy, Petroleum Engineer
United States Securities And Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re: VTEX Energy, Inc.
10-K for fiscal year ended April 30, 2004
Your File No. 0-2261
Your letter dated March 24, 2005

Gentlemen:

We have reviewed your letter of March 24, 2005 and will incorporate your comments in future filings. I am including herein the schedule previously furnished to you regarding your request for further information on your comment 8.

If you have any further questions, please contact me at 713-773-3284 ext. 110.

Thank you for your consideration in this matter.

Very truly yours,

Stephen Noser
President

8303 Southwest Freeway, Suite 950, Houston, Texas 77074 • (713) 773-3284 • FAX (713) 773-1395

VTEX Energy, Inc.
Anaysis of Changes in Gas Reserves

Well Name	Classification	4/30/2003 Revision MCF	4/30/2004 Revision MCF	Notes
Bateman Lake #19	PDNP	2,551,000		(1)
Bateman Lake #26	PDNP	1,007,000		(1)
MU818 B5	PDNP	1,382,590	(2,955,000)	(2)
MU818 B4	PDNP		(1,517,000)	(2)
Bateman Lake #26	PUD	3,252,000	(3,252,000)	(3)
Bateman Lake FB "B"	PUD	1,172,000	(1,172,000)	(3)
Other wells		40,730	(500,011)	
		9,405,320	(9,396,011)	

(1) Well was added to the 4/30/03 reserve report and remained on the 04/30/04 reserve report.

(2) Well was on reserve reports prior to 04/30/03 and was reclassified to possible in the 04/30/04 reserve report.

(3) Well was added to the 04/30/03 reserve report and reclassified to possible in the 04/30/04 reserve report.